NEXXEN INTERNATIONAL LTD
82 YIGAL ALON STREET, 13TH FLOOR
TEL AVIV 6789124
ISRAEL

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 28, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
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**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03085-P56868 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**NEXXEN INTERNATIONAL LTD**

**The Board of Directors recommends you vote FOR the following proposals:**

1. RE-ELECTION OF THE DIRECTORS
To re-elect the directors of the Company to hold office until the close of the general meeting of Shareholders in 2027.

| | For | Against | Abstain |
|---|---|---|---|
| 1a. **Neil Jones,** Non-Executive Director | ☐ | ☐ | ☐ |
| 1b. **Daniel Kerstein,** Non-executive Director | ☐ | ☐ | ☐ |
| 1c. **Lisa Klinger,** Non-executive Director | ☐ | ☐ | ☐ |
| 1d. **Rhys Summerton,** Non-Executive Director | ☐ | ☐ | ☐ |
| 1e. **Ofer Druker,** Executive Director | ☐ | ☐ | ☐ |

| | For | Against | Abstain |
|---|---|---|---|
| 2. APPOINTMENT OF INDEPENDENT AUDITORS<br>To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2026, and until the next Annual General Meeting. | ☐ | ☐ | ☐ |
| 3. INCREASE IN SHARE RESERVES UNDER EQUITY COMPENSATION PLANS<br>To approve an increase to the share reserves under the Company's equity compensation plans. | ☐ | ☐ | ☐ |
| 4. APPROVAL OF CHIEF EXECUTIVE OFFICER COMPENSATION<br>To approve the compensation package of the Company's Chief Executive Officer. | ☐ | ☐ | ☐ |

This section must be completed for your vote to count. Please sign and date below.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

In accordance with Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Exchanges), 5750-2000, a shareholder voting on Item 4 is deemed to confirm that it does not have a "personal interest" and is not a "controlling shareholder", unless notice has been provided. Any such notice must be submitted in writing to the attention of the Company's Chief Legal Officer by 11:59 p.m. Eastern Time on September 28, 2026, at the Company's registered office: 82 Yigal Alon Street, 13th Floor, Tel Aviv 6789124, Israel.

**The 2026 Annual Meeting of Shareholders of Nexxen International Ltd. will be held on Tuesday, September 29, 2026 at 3:30 p.m. Israeli Time**

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
The Proxy Statement is available at www.proxyvote.com.

T03086-P56868

## NEXXEN INTERNATIONAL LTD
## 2026 ANNUAL MEETING OF SHAREHOLDERS
## SEPTEMBER 29, 2026 3:30 P.M.
## THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Ofer Druker, Sagi Niri, and Allison Zolot, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of NEXXEN INTERNATIONAL LTD that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 3:30 p.m., on September 29, 2026, at 82 Yigal Alon Street, 13th Floor, Tel Aviv 6789124, Israel, and any adjournment or postponement thereof.

**This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.**

**Continued and to be signed on reverse side**